Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2012

($000’s)

9/30/2012
Assets
Cash and Balances Due From Depository Institutions	$9,381,745
Securities	73,560,962
Federal Funds	54,418
Loans & Lease Financing Receivables	216,024,463
Fixed Assets	5,197,616
Intangible Assets	12,193,832
Other Assets	26,214,236

Total Assets	$342,627,272

Liabilities
Deposits	$248,628,028
Fed Funds	4,356,963
Treasury Demand Notes	0
Trading Liabilities	389,944
Other Borrowed Money	31,814,742
Acceptances	0
Subordinated Notes and Debentures	5,846,882
Other Liabilities	12,415,475

Total Liabilities	$303,452,034

Equity
Common and Preferred Stock	18,200
Surplus	14,133,290
Undivided Profits	22,926,251
Minority Interest in Subsidiaries	$2,097,497

Total Equity Capital	$39,175,238

Total Liabilities and Equity Capital	$342,627,272

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